Exhibit 99.2

OIO Group Announces Reverse Stock Split Ahead of Nasdaq Listing and De Tomaso Business Combination

Singapore, April 22, 2026 — OIO Group (the “Company”) today announced that its Board of Directors has approved a reverse stock split of the Company’s issued and outstanding ordinary shares at a ratio of 1-for-3 (the “Reverse Stock Split”), which will become effective at 12:01 a.m. Eastern Time on April 24, 2026 (the “Effective Time”).

The Reverse Stock Split will be effected in connection with, and immediately prior to, the concurrent closing of the Company’s previously announced business combination with De Tomaso Automobili Holdings Limited (“De Tomaso”) and the commencement of trading of the Company’s ordinary shares on The Nasdaq Capital Market on a split-adjusted basis under the symbol “OIO”.

At the Effective Time, every three (3) issued and outstanding ordinary shares of the Company will be automatically combined into one (1) ordinary share. No fractional shares will be issued in connection with the Reverse Stock Split, and any fractional entitlements will be rounded up to the nearest whole share.

The Company’s ordinary shares are expected to begin trading on a split-adjusted basis on April 24, 2026. The post-split CUSIP number for the Company’s ordinary shares will be G3R95P124.

The Reverse Stock Split is being implemented in connection with the Company’s planned Nasdaq listing and is intended to support compliance with the minimum bid price requirement under Nasdaq Listing Rule 5550(a)(2) in connection with the effectiveness of its listing and the concurrent closing of the business combination.

Upon effectiveness of the Reverse Stock Split and closing of the business combination, OIO Group expects to commence trading on Nasdaq as the combined company, marking a significant milestone in the Company’s strategic development and public market positioning.

The Reverse Stock Split will proportionately reduce the number of issued and outstanding ordinary shares of the Company and will apply proportionately to the Company’s outstanding equity awards and other convertible securities, subject to their terms. The Reverse Stock Split will not affect the proportionate ownership interests of shareholders, except for minor adjustments resulting from the treatment of fractional shares.

In connection with the closing of the business combination, the consideration shares to be issued to De Tomaso shareholders will be adjusted on a proportionate basis to reflect the Reverse Stock Split, with no change to the overall economic value of the transaction.

Following effectiveness, the Company will have a reduced number of issued and outstanding shares and a share capital structure aligned with its Nasdaq listing.

Continental Stock Transfer & Trust Company will act as the exchange agent for the Reverse Stock Split. Shareholders holding shares in book-entry form or through a broker will not be required to take any action.

Additional information regarding the Reverse Stock Split and the business combination will be included in the Company’s reports furnished to the U.S. Securities and Exchange Commission.

About OIO Group

OIO Group (NASDAQ: OIO), formerly known as ESGL Holdings Limited, is a Singapore-based public company focused on building and supporting distinctive operating businesses with strong heritage, engineering capability, and long-term growth potential. The Company currently operates through its subsidiary, Environmental Solutions (Asia) Pte. Ltd., and is evolving its strategy toward developing a portfolio of companies where brand, engineering excellence, and disciplined value creation intersect.

For more information, including the Company’s filings with the U.S. Securities and Exchange Commission, please visit https://oiogroup.co.

Forward-Looking Statements

Certain statements in this press release may be considered to contain “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “target,” “believe,” “expect,” “will,” “shall,” “may,” “anticipate,” “estimate,” “would,” “positioned,” “future,” “forecast,” “intend,” “plan,” “project,” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on the current beliefs, expectations, and assumptions of management of OIO Group (formerly known as ESGL Holdings Limited). Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. Actual results and outcomes may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements.

A further list and description of risks and uncertainties can be found in documents filed with the U.S. Securities and Exchange Commission (“SEC”) by the Company and in other documents that the Company may file or furnish with the SEC, which you are encouraged to read. Any forward-looking statement made by the Company in this press release is based only on information currently available and speaks only as of the date on which it is made. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments, or otherwise, except as required by law.

Investor Relations Contact

OIO Group Investor Relations Department

Email: ir@oiogroup.co

Phone: +65 6653 2299